Via Facsimile and U.S. Mail
Mail Stop 4720

November 13, 2009

Mr. William J. Begley, Jr.
VP, CFO & Secretary
Safety Insurance Group, Inc.
20 Custom House Street
Boston, MA 02110

Re: Safety Insurance Group, Inc.
        Form 10-K for the Fiscal Year Ended December 31, 2008
        File No. 0-50070

Dear Mr. Begley:

        We have completed our review of your Form 10-K and have no further comments
at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief